Exhibit 99-1
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Koor Industries Ltd.

KOOR PROVIDES DETAILS OF DELISTING FROM NYSE AND TERMINATION OF ADR PROGRAM

TEL AVIV, ISRAEL - MAY 17, 2007 - Koor Industries Ltd. (NYSE:KOR TASE:KOR) provided today additional details about the termination of its American Depositary Receipt (ADR) program and delisting from NYSE. As announced on May 14, 2007, Koor intends to delist voluntarily from the New York Stock Exchange
(NYSE) and to terminate its American Depositary Receipt (ADR) program with The Bank of New York (BONY).

Accordingly, Koor has provided notice to the NYSE of its intent to delist and intends to file a Form 25 with the SEC on or about June 8, 2007, to effect the delisting. By operation of law, the delisting will become effective ten days after this filing. Accordingly, the last day for trading of Koor's ADS on the NYSE is expected to be June 18, 2007.

As part of the delisting process, Koor has also given notice to BONY, the depositary for its ADR program, to terminate the ADR program. At Koor's request, BONY ceased to issue new ADRs as of May 18, 2007 and is withdrawing the registration statement on Form F-6 with respect to unissued ADSs in the ADR facility on or about June 21, 2007. Koor and BONY have also agreed to amend the Deposit Agreement to, among other things, shorten from one year to 90 days the period after termination of the Deposit Agreement during which ADR holders may exchange their ADRs for underlying ordinary shares, failing which ADR holders will only be entitled to receive cash following the disposal by BONY of their underlying ordinary shares.

Following termination of the amended Deposit Agreement, to be effective June 20, 2007, ADRs will no longer be transferable. Holders of ADRs will, however, be entitled to return their ADRs to BONY before September 18, 2007 and receive the appropriate number of underlying ordinary shares (each ADS represents 0.20 of an ordinary share), subject to cancellation fees charged by BONY pursuant to the Deposit Agreement.

For ADRs not submitted to BONY for exchange by September 18, 2007, BONY will, as soon as practicable thereafter, sell the underlying ordinary shares at the price that BONY can obtain on the Tel Aviv Stock Exchange. The remaining ADR holders may obtain the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, by returning their ADRs to BONY after September 18, 2007.

The following is an expected schedule and related key dates:




May 21, 2007:  Withdrawal of Registration Statement on Form F-6

June 8, 2007:  Filing of Form 25

June 18, 2007: Delisting from NYSE becomes effective

June 20, 2007: Termination of Deposit Agreement

September 18, 2007: Deadline for holders to exchange their ADRs for underlying ordinary shares


                                      * * *

About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                      IR CONTACTS
Oren Hillinger, Finance Director                     Ehud Helft / Kenny Green
Koor Industries Ltd.                                 GK Investor Relations
Tel: 972 3 607-5111                                  Tel: 1 866 704-6710
Fax: 972 3 607-5110                                  Fax: 972 3 607-4711
oren.hillinger@koor.com                              info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.